Mail Stop 3561

February 13, 2007

Mr. Brian Rodriguez
President and Treasurer
G/O Business Solutions, Inc., FKA G/O International, Inc.
14360 W. Sylvanfield Drive
Houston, TX   77014

Re: G/O International, Inc.
Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2006
Form 10-QSB for the Fiscal Quarter Ended September 30, 2006
File No. 000-24688

Dear Mr. Rodriguez:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2006

Financial Statements

Note 3 – Correction of an Error, page 11

1. Please revise your disclosure to provide the information required by paragraph 26(a) of SFAS 154. The disclosure should include the effect of the error correction on each financial statement line item and any per-share amounts affected.

Item 3. Controls and Procedures

2. We note your response to prior comment six of our letter dated July 10, 2006. Given the materiality of the restatements to the previously reported financial statements, please revise your disclosure to discuss the basis for your officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Discuss the effect of the restatements on the financial statements, whether management believes that the restatements resulted from deficiencies in its disclosure controls and procedures, and if so, how it determined that its disclosure controls and procedures were effective. As applicable, disclose management's plans to address any identified deficiencies in its controls and procedures.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

Note 3 - Reorganization with SH Celera

3. We note that the reorganization has not been consummated due to the contingency disclosed. We further note your disclosure that SH Celera assumed $65,000 of G/O liabilities and agreed to pay G/O $50,000 in cash. Please clarify if each of these events has occurred and if so, the date on which each event occurred. Also, as applicable, tell us how each transaction is recorded in the financial statements as of September 30, 2006.

4. We note that you recorded a liability for stock payable for 17,300,744 shares valued at $140,200. Please tell us how you determined the valuation of these shares at $0.008 per share. Also, please tell us the specific journal entries that were used to record the transaction as of September 30, 2006. We note that based on the disclosure, it would appear that following the consummation of the proposed reorganization, the financial statements would be those of SH Celera (as the accounting acquirer), retroactively restated to reflect the capital structure of

G/O Business Solutions (as the legal acquirer). This type of transaction would typically be treated as the issuance of shares by the accounting acquirer to acquire the net monetary assets (if any) of the legal acquirer. Accordingly, please clarify why a liability for stock payable is recorded at September 30, 2006.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies